IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2020

(Unaudited)

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2020

Canadian dollars in thousands

(Unaudited)

INDEX

Page

Interim Condensed Consolidated Statements of Financial Position	2 - 3

Interim Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income	4-5

Interim Condensed Consolidated Statements of Changes in Equity	6

Interim Condensed Consolidated Statements of Cash Flows	7-8

Notes to Interim Condensed Consolidated Financial Statements	9 - 18

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2020	December 31, 2019
	Note	(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$11,703	$13,926
Trade receivables		1,795	1,810
Advances to suppliers		2,858	2,565
Other accounts receivable		177	516
Biological assets	3	5,420	52
Inventories	4	4,909	5,422

		26,862	24,291
NON-CURRENT ASSETS:
Property, plant and equipment, net		4,340	3,392
Investments		998	912
Right-of-use assets, net		1,097	1,023
Deferred tax assets		73	89
Intangible assets, net		1,050	889
Goodwill		316	298

		7,874	6,603

Total assets		$34,736	$30,894

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		March 31, 2020	December 31, 2019
	Note	(Unaudited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables		$1,515	$992
Other accounts payable and accrued expenses		1,247	1,458
Current maturities of lease liabilities		195	159

		2,957	2,609

NON-CURRENT LIABILITIES:
Deferred tax liability, net		2,085	826
Warrants measured at fair value	5	34	197
Employee benefit liabilities, net		279	262
Lease liabilities		940	891

		3,338	2,176

Total liabilities		6,295	4,785

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY :	6

Share capital and premium		25,947	25,947
Translation reserve		1,832	309
Reserve from share-based payment transactions		3,171	2,677
Retained earnings (accumulated deficit)		(4,690)	(4,273)
Total equity attributable to equity holders of the Company		26,260	24,660

Non-controlling interests		2,181	1,449

Total equity		28,441	26,109

Total liabilities and equity		$34,736	$30,894

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Three months ended March 31,
	Note	2020	2019

Revenues		$1,340	$1,955
Cost of revenues		709	1,172
Gross profit before fair value adjustments		631	783

Fair value adjustments:
Unrealized change in fair value of biological assets		4,471	1,739
Realized fair value adjustments on inventory sold in the period		(510)	(1,220)
Total fair value adjustments		3,961	519

Gross profit		4,592	1,302

General and administrative expenses		1,930	1,742
Selling and marketing expenses		477	265
Research and development expenses		27	54
Share-based compensation		494	549
Total operating expenses		2,928	2,610

Operating profit (loss)	7	1,664	(1,308)

Finance income		224	11
Finance expense		(507)	(5,099)
Finance expenses, net		(283)	(5,088)

Income (loss) before income taxes		1,381	(6,396)

Income tax expense		(1,181)	(195)

Net income (loss)		200	(6,591)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods:

Exchange differences on translation to presentation currency		1,648	107

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		1,648	107

Other comprehensive income that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation		(10)	-

Total other comprehensive income that will not be reclassified to profit or loss in subsequent periods		(10)	-

Total other comprehensive income		1,638	107

Total comprehensive income (loss)		$1,838	$(6,484)

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

Net income (loss) attributable to:
Equity holders of the Company		(417)	(6,727)
Non-controlling interests		617	136

		$200	$(6,591)
Total comprehensive income (loss) attributable to:
Equity holders of the Company		1,106	(6,663)
Non-controlling interests		732	179

		$1,838	$(6,484)
Net income (loss) per share attributable to equity holders of the Company

Basic and diluted net loss per share (in CAD):	8	$(0.003)	$(0.056)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Canadian Dollars in thousands

		Attributable to equity holders of the Company
	Share capital	Share premium	Reserve from share-based payment transactions	Translation reserve	Retained earnings (accumulated deficit)	Total	Non- controlling interests	Total equity

Balance as of January 1, 2020	$45	$25,902	$2,677	$309	$(4,273)	$24,660	$1,449	$26,109

Share based payment	-	-	494	-	-	494	-	494
Net income (loss)	-	-	-	-	(417)	(417)	617	200
Other comprehensive income (loss)	-	-	-	1,523	-	1,523	115	1,638

Balance as of March 31, 2020	45	25,902	3,171	1,832	(4,690)	26,260	2 , 181	28,441

Balance as of January 1, 2019	45	7,054	-	43	3,040	10,182	1,429	11,611

Share based payment	-	-	549	-	-	549	-	549
Share based compensation of subsidiary	-	-	-	-	-	-	61	61
Net income (loss)	-	-	-	-	(6,727)	(6,727)	136	(6,591)
Other comprehensive income (loss)	-	-	-	64	-	64	43	107

Balance as of March 31, 2019	$45	$7,054	$549	$107	$(3,687)	$4,068	$1,669	$5, 737

The accompanying notes are an integral part of interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2020	2019
Cash provided by (used in) operating activities:

Net income (loss) for the period	$200	$(6,591)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	(4,471)	(1,739)
Fair value adjustment on sale of inventory	510	1,220
Fair value adjustment on warrants measured at fair value	(167)	4,933
Depreciation of property, plant and equipment	147	54
Amortization of intangible assets	(102)	-
Depreciation of right-of-use assets	51	24
Finance expenses, net	16	-
Share-based payment	494	607
Changes in employee benefit liabilities, net	2	(6)
Deferred tax liability, net	1,181	136
	(2,339)	5,229

Changes in working capital:
Decrease (increase) in trade receivables, net	121	(72)
Decrease in other accounts receivable	232	87
Increase in biological assets, net of fair value adjustments	(678)	(91)
Decrease in inventories, net of fair value adjustments	301	294
Increase in trade payables	644	67
Increase (decrease) in other accounts payable and accrued expenses	(288)	620
	332	731

Taxes paid	(201)	(42)

Net cash used in operating activities	(2,008)	(675)

Cash flows from investing activities:

Purchase of property, plant and equipment	(851)	(194)
Acquisition of subsidiary (schedule A)	-	(1,316)
Increase in restricted cash	-	(1,077)

Net cash used in investing activities	$(851)	$(2,587)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

IM CANNABIS CORP.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Three months ended March 31,
	2020	2019
Cash flow from financing activities:

Repayment of lease liability	(42)	(28)
Interest paid - lease liability	(17)	(20)

Net cash used in financing activities	(59)	(48)

Effect of foreign exchange on cash and cash equivalents	695	234

Decrease in cash and cash equivalents	(2,223)	(3,076)
Cash and cash equivalents at beginning of the period	13,926	7,591

Cash and cash equivalents at end of the period	$11,703	$4,515

Schedule A - Acquisition of a subsidiary:

The subsidiary's assets and liabilities at date of acquisition:

Working capital deficit (excluding cash and cash equivalents)	$-	$166
Bank credit	-	(321)
Bank loan	-	(624)
Property, plant and equipment	-	1,074
Intangible assets	-	994
Goodwill	-	293
Deferred tax liability	-	(266)

	$-	$1, 316

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL

a. Corporate information:

IM Cannabis Corp. (the "Company" or "IMCC) is listed on the Canadian Securities Exchange ("CSE") under the ticker symbol "IMCC". IMCC's main office is located in Kibutz Glil-Yam, Israel.

IMC operates in the field of medical cannabis, through Focus Medical Herbs Ltd. ("Focus"), which is licensed under the regulations of medical cannabis by the Israeli Ministry of Health through its Israel Medical Cannabis Agency ("IMCA") to breed, grow and supply medical cannabis product in Israel and all of its operations are performed pursuant to the Israeli DANGEROUS DRUGS ORDINANCE [NEW VERSION], 5733 - 1973 (the "Dangerous Drugs Ordinance"), and the related regulations issued by IMCA (see Note 1b).

The Company, its subsidiaries and Focus (the "Group") operate in one reporting segment. The revenues of the Group are generated from sales of medical cannabis products to customers in Israel. The Company and its subsidiaries do not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352.

These financial statements have been prepared in a condensed format as of March 31, 2020, and for the three months then ended ("interim condensed consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2019, and for the year then ended and accompanying notes ("annual consolidated financial statements").

Since March 31, 2020, the outbreak of the novel strain of coronavirus ("COVID-19") and the ongoing pandemic, has resulted in governments worldwide enacting various emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods, closing of non-essential businesses and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. In addition, global equity markets have experienced significant volatility and weakness.

To date, the COVID-19 pandemic has not had a material negative impact on the Company's results of operations. The Company, as well as its distribution channels are considered essential businesses (food and drug retailers) that continue to operate during this period.  However, the duration and severity of the COVID-19 pandemic is unknown at this time and the Company is unable to predict the effect should the situation continue for a prolonged period.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

b. Approval of Interim Condensed Consolidated Financial Statements:

These interim condensed consolidated financial statements of the Company were authorized for issue by the board of directors on June 5, 2020.

c.  Strategic Developments:

1. On January 23, 2020, IMC signed definitive agreements to establish a medical cannabis cultivation and processing joint venture in Greece (the "Joint Venture") with Galen Industries Single Member Societe Anonyme, a Greek company established by a consortium of investors in Greece with extensive experience in the pharmaceutical, media, finance and energy sectors ("Galen").

IMC will own 25% of the Joint Venture and the remaining 75% of the Joint Venture will be owned by Galen. Each party is committed to fund the initial capital expenditures, totaling approximately up to €8,000,000 ($ 11,675 ) to fund the construction of an EU-GMP certified cultivation and processing facility in Greece. IMC will invest up to €1,500,000 ($2,189) into the Joint Venture, with the balance funded by Galen. Execution of the Joint Venture's business plan will start immediately and construction of greenhouses as well as the EU-GMP facility is expected to begin upon receiving the Establishment Approval from the Greek medical cannabis regulatory authorities. The Joint Venture land plot size is expected to be 100,000 to 180,000 square meters (or 1,076,000 to 1,938,000 square feet).

In addition, the Joint Venture and IMC have signed a preferred supply agreement (the "Supply Agreement"). Under the Supply Agreement, IMC has the right to purchase up to 25% of the total production from the Joint Venture at a preferred price as determined in the agreement, for an initial period of five years. IMC expects to gain commercial and competitive advantages by supplying the German market and other emerging markets across Europe with EU-GMP medical cannabis products from the Joint Venture's facility in Greece at preferred terms.

2. On March 23, 2020, Focus signed a Supply agreement (the "Intelicanna Supply Agreement") with Intelicanna Ltd. ("Intelicanna") for a minimum of 500kg and up to 1,000kg of medical cannabis. Additional purchases may be made by Focus under the agreement without a change to the contracted price paid to Intelicanna. The finished products will be sold to pharmacies in Israel under the IMC brand. The Intelicanna Supply Agreement is for a term of 12 months from the date of the first planting in Intelicanna's facility is contingent on Intelicanna receiving IMC-GAP approval by June 15, 2020.

Intelicanna will obtain access to Focus Medical's unique and proprietary genetics for the purpose of delivering product under the Intelicanna Supply Agreement but the genetics will remain the exclusive property of Focus Medical. Intelicanna may not sell, transfer or perform research with the genetics it accesses through this Supply Agreement without consent from Focus Medical. Under the Intelicanna Supply Agreement, Intelicanna is responsible for all production activities under Focus' supervision and quality control practices throughout the growing process at Intelicanna's site.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

3. On March 30, 2020, Focus signed a binding three-year Sale agreement for the sale of medical cannabis (the "Sale Agreement") to three pharmacies in Jerusalem operating under the Oranim Pharm and Medi Plus banners (the "Pharmacies").

Focus will supply the Pharmacies a total of 800kg of medical cannabis annually for a period of three years. The total quantity of medical cannabis to be delivered under the Sale Agreement is 2,400kg and the Pharmacies are obligated to purchase the entire quantity at a contracted price pursuant to the Sale Agreement.

4. On March 31, 2020, Focus signed a three-year definitive Supply agreement (the "Supply Agreement") with Way of Life Ltd. and Cannation Ltd. ("Way of Life" and "Cannation", respectively, or the "Suppliers") to purchase a total of approximately 2,600kg of medical cannabis per year, for a total of up to 7,800kg of medical cannabis over three years. All finished products under the Supply agreement will bear the IMC brand and be sold to pharmacies in Israel.

Way of Life is an IMC-GAP certified cultivator and is dedicating a 1,301 square meters (14,000 square feet). space at its facility for the cultivation of Focus' proprietary medical cannabis strains. The Supply Agreement with Cannation calls for a 5,017 square meters (54,000 square feet) area for the cultivation of Focus' proprietary medical cannabis strains, with the option to increase the dedicated area by an additional 10,034 square meters (108,000 square feet), and is contingent on Cannation receiving IMC-GAP certification by August 22, 2020.

The Suppliers will obtain access to Focus Medical's unique and proprietary genetics for the purpose of delivering products under the Supply Agreement but the genetics will remain the exclusive property of Focus. The Suppliers may not sell, transfer or perform research with the genetics it accesses through this Supply Agreement without consent from Focus. Under the Supply Agreement, Focus will have access to the Suppliers' growing facilities to monitor the entire growing process.

See also Note 9, Subsequent Events.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 1:- GENERAL (Cont.)

d. Definitions:

In these financial statements:

The Company, or IMCC	-	IM Cannabis Corp.

The Group	-	IM Cannabis Corp., its Subsidiaries and Focus

Subsidiaries	-	Companies that are controlled by the Company (as defined in IFRS 10) and whose accounts are consolidated with those of the Company

CAD or $	-	Canadian Dollar

NIS	-	New Israeli Shekel

USD or US$	-	United States Dollar

EURO or €	-	Euro

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Presentation and Measurement:

The interim condensed consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting ("IAS 34").

The interim condensed consolidated financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, described in the Company's annual consolidated financial statements, except for the adoption of new accounting standards identified in Note 2(c).

b. Significant Accounting Policies:

The preparation of the Company's interim condensed consolidated financial statements under IFRS requires management to make judgements, estimates, and assumptions about the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other relevant factors. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis for reasonableness and relevancy. Where revisions are required, they are recognized in the period in which the estimate is revised as well as future periods that are affected.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.         New or Amended Standards Effective January 1, 2020:

IFRS 3, "Business Combinations":

In October 2018, the IASB issued an amendment to the definition of a "business" in IFRS 3, "Business Combinations" ("the Amendment"). The Amendment is intended to assist entities in determining whether a transaction should be accounted for as a business combination or as an acquisition of an asset.

The Amendment consists of the following:

1. Clarification that to meet the definition of a business, an integrated set of activities and assets must include, as a minimum, an input and a substantive process that together significantly contribute to the ability to create output.

2. Removal of the reference to the assessment whether market participants are capable of acquiring the business and continuing to operate it and produce outputs by integrating the business with their own inputs and processes.

3. Introduction of additional guidance and examples to assist entities in assessing whether the acquired processes are substantive.

4. Narrowing the definitions of "outputs" and "business" by focusing on goods and services provided to customers.

5. Introducing an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The Amendment is to be applied prospectively to all business combinations and asset acquisitions for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The adoption of this Amendment is not expected to have a material effect on the consolidated financial statements.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 3:- BIOLOGICAL ASSETS

      The Company's biological assets consist of cannabis plants. The changes in the carrying value of biological assets are as follows:

Balance at January 1, 2020	$52

Production costs capitalized	678
Changes in fair value less cost to sell due to biological transformation	4,471
Transferred to inventory upon harvest	-
Foreign exchange translation	219

Balance at March 31, 2020	$5,420

As of  March 31, 2020, and December 31, 2019, the weighted average fair value less cost to sell was $4.10 and $2.66 per gram, respectively.

The fair value of biological assets is categorized within Level 3 of the fair value hierarchy.

The following inputs and assumptions were used in determining the fair value of biological assets:

1. Selling price per gram - calculated as the weighted average historical selling price for all strains of cannabis sold by the Group, which is expected to approximate future selling prices.

2. Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials, depreciation and labor as well as labelling and packaging costs.

3. Attrition rate - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested.

4. Average yield per plant - represents the expected number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant.

5. Stage of growth - represents the weighted average number of weeks out of the average weeks growing cycle that biological assets have reached as of the measurement date. The growing cycle is approximately 12 weeks.

The following table quantifies each significant unobservable input, and also provides the impact a 10% increase/decrease in each input would have on the fair value of biological assets:

	March 31, 2020	December 31, 2019	10% change as at
			March 31, 2020	December 31, 2019

Average selling price per gram of dried cannabis (in CAD)	$5.11	$3.39	$611.2	$6.2
Average post-harvest costs per gram of dried cannabis (in CAD)	$0.76	$0.73	$91	$0.9
Attrition rate	4%	6%	$23.1	$0.4
Average yield per plant (in grams)	126	94	$520	$5.2
Average stage of growth	62%	5%	$520	$5.2

The Company's estimates are, by their nature, subject to change including differences in the anticipated yield. These changes will be reflected in the gain or loss on biological assets in future periods.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 4:- INVENTORIES

      The following is a breakdown of inventory at March 31, 2020:

	March 31, 2020
	Capitalized costs	Fair valuation adjustment	Carrying value
Work in progress:
Bulk cannabis	$735	$1,694	$2,429
Finished goods
Packaged dried cannabis	839	1,445	2,284
Other	196	-	196

Balance as at March 31, 2020	$1,770	$3,139	$4,909

The following is a breakdown of inventory at December 31, 2019:

	December 31, 2019
	Capitalized costs	Fair valuation adjustment	Carrying value
Work in progress:
Bulk cannabis	$693	$1,596	$2,289
Finished goods
Packaged dried cannabis	922	1,849	2,771
Other	362	-	362

Balance as at December 31, 2019	$1,977	$3,445	$5,422

During the three months ended March 31, 2020 and 2019, inventory expensed to cost of goods sold was $1,218 and $2,392, respectively, which included $510 and $1,220   of non-cash expense, respectively, related to the changes in fair value of inventory sold.

Cost of revenues in three months period ended March 31, 2020 and 2019, also include production overhead not allocated to costs of inventories produced and recognized as an expense as incurred.

NOTE 5:- FINANCIAL INSTRUMENTS

       Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Warrants *)	Black & Scholes model

Financial Instruments Measured at Amortized Cost

Cash and cash equivalents, Trade receivables and other account receivables	Carrying amount (approximates fair value due to short-term nature)
Bank credit and loan, trade Payables, other accounts payable and accrued expenses	Carrying amount (approximates fair value due to short-term nature)

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 5:- FINANCIAL INSTRUMENTS (Cont.)

      *)  The fair value of Warrants is categorized within Level 3 of the fair value hierarchy. The fair value was measured using the following key assumptions:

	March 31,	December 31,
	2020	2019	Sensitivity

Expected volatility	74%	64%	Increase (decrease) in key assumptions would result in increase (decrease) in fair value.
Expected life (in years)	0.2	0.45
Risk-free interest rate	0.36%	1.76%	Increase (decrease) in key assumptions would result in decrease (increase) in fair value.
Expected dividend yield	0%	0%
Fair value:
Per Warrant (Canadian Dollar)	$0.003	$0.02
Total Warrants (Canadian Dollar in thousands)	$34	$197

NOTE 6:- EQUITY

Composition of share capital:

	March 31,		December 31,
	2020		2019
	Authorized	Issued and outstanding	Authorized	Issued and outstanding

Ordinary shares without par value	Unlimited	145,743,283	Unlimited	145,743,283

Ordinary shares confer upon their holders the right to participate in the general meeting where each Ordinary share has one voting right in all matters, receive dividends if and when declared and to participate in the distribution of surplus assets in case of liquidation of the Company. In addition, the issued and outstanding share capital is represented retrospectively after split of 1:10.

NOTE 7:- SELECTED STATEMENTS OF PROFIT OR LOSS DATA

Three months ended March 31,
	2020	2019

Salaries and related expenses	$ 1,127	$ 760
Professional fees	$ 927	$ 242
Depreciation and amortization	$ 96	$ 94

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 8:- NET EARNINGS (LOSS) PER SHARE

Details of the number of shares and income (loss) used in the computation of earnings per share:

	Three months ended March 31,
	2020		2019
	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company	Weighted average number of shares (in thousands)	Net loss attributable to equity holders of the Company

For the computation of basic net earnings	145,743	$(417)	122,827	$(6,727)

Effect of potential dilutive Ordinary shares	-	-	-	-

For the computation of diluted net earnings	145,743	$(417)	122,827	$(6,727)

NOTE 9:- SUBSEQUENT EVENTS

a. On April 6, 2020, Focus signed a binding two-year sales agreement for the sale of IMC branded medical cannabis with Shor Tabachnik pharmacies ("Tabachnik") (the "Tabachnik Sale Agreement"). According to the Tabachnik Sale agreement, Focus will supply Tabachnik 1,000Kg of IMC branded medical cannabis products annually through the duration of the Tabachnik Sale Agreement at a contracted price pursuant to the Tabachnik Sale Agreement.

b. On April 13, 2020, Focus signed a binding three-year agreement for the sale of 13,575kg of IMC branded medical cannabis products to Super-Pharm (Israel) Ltd. ("Super-Pharm") (the "SP Sale Agreement"). According to the SP Sale Agreement, Focus will sell to Super-Pharm with a total 13,575Kg of IMC branded medical cannabis over the next three years as follows: 2,270kg in 2020, 4,980kg in 2021, and 6,325kg in 2022. Medical cannabis products sold under the Sales Agreement will include both dry flower and extract products at a contracted price pursuant to the SP Sale Agreement.

c. On April 13, 2020, Focus signed a one-year binding agreement for the sale of 1,000kg IMC branded medical cannabis to Panaxia Labs Israel, Ltd. ("Panaxia") (the "Panaxia Sale Agreement"). Under the Panaxia Sale Agreement, Panaxia will have deliveries beginning in April 2020 with 1,000kg contracted for sale over the next 12 months at a contracted price pursuant to the Panaxia Sale Agreement.

d. On April 14, 2020, Focus signed an agreement for the sale of up to 1,500kg over three years of IMC branded medical cannabis to Max   Pharm Ltd. ("Max Pharm") (the "MP Sale Agreement"). Under the MP Sale Agreement, Max Pharm will have deliveries beginning in 2021 with annual 500kg at a contracted price pursuant to the MP Sale Agreement. Max Pharm has an option to increase the annual capacity in 2021, 2022 and 2023 for an additional 500kg in each year, for a total potential volume of 1,500kg over three years.

e. On April 21, 2020, Focus signed a binding three-year agreement for the sale of 12,600kg of IMC branded medical cannabis products to PharmYarok Ltd. ("PharmYarok") (the "PY Sale Agreement"). According to the PY Sale Agreement, Focus will sell to PharmYarok with a total 12,600Kg of IMC branded medical cannabis between 2021 and 2023 in equal annual volumes of 4,200kg, at a contracted price pursuant to the PY Sale Agreement, subject to PharmYarok meeting regulatory requirements. Medical cannabis products sold under the PY Sale Agreement will include both dry flower and extract products at a contracted price pursuant to the PY Sale Agreement.

IM CANNABIS CORP.

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Canadian Dollars in thousands, except share and per share data

NOTE 9:- SUBSEQUENT EVENTS (Cont.)

f. On May 5, 2020, according to the share purchase agreement (the "SPA") with Xinteza API Ltd. ("Xinteza"), dated December 26, 2019, the Company paid the second installment in the amount of US$ 200 thousand ( $283 ) for the purchase of 4,480 Preferred Shares, which represents on an if-converted and fully diluted basis, approximately 3% of the outstanding share capital of Xinteza. As of March 31, 2020, the Company holds a total of 13.5% of the outstanding share capital of Xinteza on an if-converted and fully diluted basis.

g. On May 7, 2020, AdjuPharm signed a definitive twelve-month sales agreement with two distributors in Germany for 360kg of medical cannabis over the next twelve months.

h. On May 12, 2020, AdjuPharm signed a twelve-month sales agreement with a medical cannabis distributor in Germany, according to which, the distributor will purchase a total of 465kg of IMC branded medical cannabis products over the next year, out of this, 190kg is expected to be delivered until the end of 2020.

i. On May 19, 2020 Adjupharm received an approval to import 4,000kg of medical cannabis into Germany from additional foreign suppliers, pursuant to a license extension (the "License") granted by the German Medical Regulatory Authority ("GMRA"). All future imports of medical cannabis will be made under this License, allowing to import either bulk products, such as dry flowers and Dronabinol and extract products for end-products.

j. Subsequent to the reporting period and through June 4, 2020, the Company has received  $4,288 proceeds from Warrants and Compensation options exercised, which were issued in May through June, 2018, with expiration dates between May through June, 2020 (the "Warrants and Compensation options"). A total of 8,821,950 Warrants and Compensation options were exercised, representing 66% of the total Warrants and Compensation options quantity, at a price of $0.50 per Warrant and $0.40 per Compensation option.

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